November 19, 2013

Mr. George Morris Internet Infinity, Inc. (the “Company”) 220 Nice Lane # 108 Newport Beach, CA 92663

Effective November 19, 2013, we will cease our services as your accountants. We have reached this decision reluctantly and after substantial deliberation.

We do not have any disagreement with management or the Company for the audit as of March 31, 2013 and for the interim period as of June 30, 2013. We were unable to complete our review procedures for the interim period ending September 30, 2013 and the Company filed without our consent.

The Company has no outstanding fees as of November 19, 2013.

/s/ Anton & Chia, LLP Gregory A. Wahl, CPA Managing Partner

cc: Office of the Chief Accountant Mail Stop 6561 Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549